FORM 5

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).
    Form 3 Holdings Reported
    Form 4 Transactions Reported

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Ehrlich          Burtt               R.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   20 Brynwood Lane
-----------------------------------------------------
                     (Street)

   Greenwich               CT          06831
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol


	ARMOR HOLDINGS, INC. (ABE)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

_______________________________________________________________________________
4. Statement for Month/Year

   December 31, 1996

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Reporting

[X] Forms Filed by One Reporting Person
[ ] Forms Filed by More than One Reporting Person

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock             12/18/96     C     4      50,000        A      $5.00/sh.    157,000        D
Common Stock                --        --    --       --          --       --          20,600        I          Child Trust
Common Stock                --        --    --       --          --       --          10,000        I          By Children
Common Stock                --        --    --       --          --       --             400        I          Spouse IRA





                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------
5%           $5/sh.    4/30/96   P      $250,000         Immed.  4/30/2001 Common  50,000  $250,000 $250,000    D
Convertible                                                                Stock
Subordinated
Notes

due          $5/sh.    12/18/96 C    4          $250,000 Immed.   4/30/2001 Common  50,000          $   0
April 30,                                                                   Stock
2001

Non-Employee $3.75/sh. 1/18/96   A       75,000            *     1/18/2006 Common  75,000           $ 75,000   D
Director                                                                    Stock
Stock
Options
(Right to
buy)*











Explanation of Responses:

* Granted under the Armor Holdings, Inc. 1996 Non-Employee Directors Stock Option Plan, which is a Rule 16b-3 plan. The options become exercisable in 1/3 increments on January 18, 1997, 1998 and 1999.




              /s/ Burtt R. Ehrlich                          February 11, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date
              BURTT R. EHRLICH


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.



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